October 7, 2005



Board of Directors
The Korea Fund, Inc.
c/o Scudder Investments.
345 Park Avenue
New York, NY 10154
Attn:  Robert Callander, Chairman




Dear Mr. Callander:

We refer to our letter of August 5, and to your reply of August 10, 2005.

In our letter we stated that:

"It is also of concern to COL that you have agreed to stand for re-election at the 2005 AGM. You will recall that there was an announcement to the effect that you were going to step down from the Board. This announcement was made via the Fund's Schedule 14A filing on August 20, 2004. However, the Fund in the Annual Report as of June 30, 2004 announced that "William H. Luers would continue as a director until his term expired at the fund's 2005 Annual Meeting, and that MR CALLANDER ... HAD AGREED TO STAND FOR RE-ELECTION AT THE 2005 ANNUAL MEETING. THE FUND HAD PREVIOUSLY INDICATED THAT BOTH DIRECTORS WERE EXPECTED TO RETIRE IN APRIL 2005".

In your reply to us you stated that:

"The board of The Korea Fund has not yet decided on its nominees for election at the December meeting. SHOULD THE BOARD DECIDE TO NOMINATE ME FOR RE-ELECTION AND SHOULD I AGREE TO RUN, YOU CAN BE SURE THAT WE WILL CONSULT WITH COMPETENT MARYLAND COUNSEL TO ENSURE THAT ALL BYE-LAW REQUIREMENTS ARE SATISFIED".

We now read in the Annual Report as of June 30, 2005 that:

"The fund expects that William H. Luers would continue as a Director until his term expires at the fund's 2005 Annual Meeting, and that ROBERT J. CALLANDER ... WOULD CONTINUE AS A DIRECTOR UNTIL HIS TERM EXPIRES AT THE FUND'S 2006 ANNUAL MEETING. THE FUND HAD INDICATED PREVIOUSLY THAT BOTH DIRECTORS WERE EXPECTED TO RETIRE IN APRIL 2005."

We are again surprised by the statements being made by the Board.

First, the Board is divided into three classes, with each director serving for a term of 3 years. The term of the Class 2 directors, of which you are one, expires at the 2005 annual meeting. We are conscious that you stated that you are consulting competent Maryland Counsel to ensure that all Bye-law requirements are satisfied but we would contest your right unilaterally to extend your term until the 2006 annual meeting. Our interpretation of the legal position is that this is a matter which can only be determined by stockholders.

Secondly, we would again draw your attention to the announcement that has been previously made that "MESSRS CALLANDER AND LUERS WILL RESIGN FROM THE BOARD ON OR ABOUT APRIL 30, 2005 IN ACCORDANCE WITH THE BOARD'S RETIREMENT POLICY". We continue to believe that the Board's retirement policy has been established for sound reasons and that, in the words of the SEC, "the critical role of independent directors of investment companies is necessitated, in part, by the unique structure of investment companies". As a result we believe that the Board should adhere to the rules that it has established and not make an exception in your, or any other, case save in exceptional circumstances. We do not consider in this case that such circumstances exist.

In view of the above we would invite you to clarify your position, the Board's position and the position established in the Annual Report as of June 30, 2005.



Sincerely yours,

/s/ Barry M. Olliff
------------------------
Barry M. Olliff
Director